Michael M. Ozimek, CPA Executive Vice President & Chief Financial Officer

May 26, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  John Stickel

Re:	TrustCo Bank Corp NY
Registration Statement on Form S-3 (File No. 333-272184)
Request for Acceleration of Effectiveness

Dear Mr. Stickel:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, TrustCo Bank Corp NY hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on Wednesday, May 31, 2023, or as soon as practicable thereafter.

Please contact Timothy W. Gregg of Maynard Nexsen PC, at (205) 254-1212, as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

TRUSTCO BANK CORP NY

By:	/s/ Michael M. Ozimek
Name: Michael M. Ozimek
Title: Executive Vice President and Chief Financial Officer

5 Sarnowski Drive • Glenville, NY  12302